Release according to Article 41 of the WpHG [the German Securities Trading Act]

Publication of total number of voting rights

1. Details of issuer

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen

Germany

2. Type of capital measure

	Type of capital measure	Date of status / date of effect
X	Conditional capital increase (Sec. 41 para. 2 WpHG)	31. December 2018
Other capital measure (Sec. 41 para. 1 WpHG)

3. New total number of voting rights:

44,632,674